Hampden Bancorp, Inc.
19 Harrison Avenue
Springfield, MA 01102

                              November 9, 2006

VIA EDGAR & FACSIMILE (202-772-9218)

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Jonathan Gottlieb

  Re:
  Hampden Bancorp, Inc.
  Registration Statement on Form S-1 (SEC File No. 333-137359)

Ladies and Gentlemen:

        With respect to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Hampden Bancorp, Inc. (the "Company"), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 4 p.m. (Eastern Standard Time) on Monday, November 13, 2006, or as soon as practicable thereafter.

        The Company acknowledges that it is the view of the Securities and Exchange Commission (the "Commission") that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The cooperation of the staff in meeting the timetable described above is very much appreciated.

        Please call R. Mark Chamberlin or Sahir C. Surmeli, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-1840 or (617) 348-3013 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,
/s/ THOMAS R. BURTON Thomas R. Burton President and Chief Executive Officer Hampden Bancorp, Inc.
cc:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

    R. Mark Chamberlin
    Sahir C. Surmeli

  Nutter McLennen and Fish, LLP

    Michelle L. Basil

November 9, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  RE:
  Hampden Bancorp, Inc.
  Registration Statement on Form S-1
  File No. 333-137359

        Dear Sir or Madam:

        We hereby request acceleration of the effectiveness of the above-referenced Registration Statement to Monday, November 13, 2006 at 4:00 p.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ DOUGLAS L. REIDEL Douglas L. Reidel Managing Director